June 27, 2017

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Park-Ohio Industries, Inc.

Registration Statement on Form S-4

Filed June 27, 2017

Ladies and Gentlemen:

On the date hereof, Park-Ohio Industries, Inc., an Ohio corporation (the “Company”), and Ajax Tocco Magnethermic Corporation, Apollo Aerospace Components LLC, ATBD, Inc., Bates Rubber, Inc., Control Transformer, Inc., Elastomeros Tecnicos Moldeados, Inc., EP Cleveland Holdings, Inc., EP Realty Holdings, Inc., Feco, Inc., Fluid Routing Solutions, LLC, Gateway Industrial Supply LLC, General Aluminum Mfg. Company, Induction Management Services, LLC, Integrated Holding Company, Integrated Logistics Holding Company, Integrated Logistics Solutions, Inc., Lewis & Park Screw & Bolt Company, Park-Ohio Forged & Machined Products LLC, Park-Ohio Products, Inc., Pharmaceutical Logistics, Inc., Pharmacy Wholesale Logistics, Inc., P-O Realty LLC, POVI L.L.C., Precision Machining Connection LLC, RB&W Ltd., RB&W Manufacturing LLC, Red Bird, Inc., Snow Dragon LLC, ST Holding Corp., STMX, Inc., Summerspace, Inc., Supply Technologies LLC, Supply Technologies Procurement Company, Inc., The Ajax Manufacturing Company, The Clancy Bing Company, TW Manufacturing Co., WB&R Acquisition Company, Inc., Blue Falcon Travel, Inc., Tocco, Inc., Autoform Tool & Manufacturing, LLC (collectively, the “Guarantors” and, together with the Company, the “Registrants”) filed with the Securities and Exchange Commission (the “Commission”) the Registration Statement on Form S-4 relating to the offer to exchange (the “Exchange Offer”) up to $350,000,000 aggregate principal amount of the Company’s 6.625% Senior Notes due 2027 (the “Exchange Notes”) registered under the Securities Act of 1933 (the “Securities Act”), for any and all of the Company’s outstanding 6.625% Senior Notes due 2027, which were issued on April 17, 2017.

The Registrants are registering the Exchange Offer in reliance on the Commission staff’s position enunciated in the letters issued to Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). In accordance with the Commission staff’s position set forth in those letters, the Registrants make the following representations to the Commission:

1.	The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

2.	The Registrants will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is using the Exchange Offer to participate in the distribution of the Exchange Notes to be acquired in the Exchange Offer, such person (a) cannot rely on the Commission staff’s position enunciated in Exxon Capital Holdings Corporation or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling stockholder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

3.	The Registrants will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that (a) any broker-dealer holding existing securities acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such existing securities pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act as described in (2) above in connection with any resale of such Exchange Notes; (b) by executing the letter of transmittal or similar documentation, any such broker-dealer represents that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such existing securities pursuant to the Exchange Offer; and (c) any such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute Exchange Notes. The Registrants will include in the letter of transmittal or similar documentation a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The Registrants will include, in the transmittal letter or similar documentation to be executed by the exchange offeree in order to participate in the Exchange Offer, representations to the effect that (a) the exchange offeree is acquiring the Exchange Notes in its ordinary course of business; (b) by accepting the Exchange Offer, the exchange offeree represents that it is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in a distribution of the Exchange Notes; and (c) the offeree is not an “affiliate” of the Registrants within the meaning of Rule 405 under the Securities Act.

*        *        *

Very truly yours,

PARK-OHIO INDUSTRIES, INC.

By:	/s/ Robert D. Vilsack
Name:	Robert D. Vilsack
Title:	Vice President and Secretary

AJAX TOCCO MAGNETHERMIC CORPORATION
BATES RUBBER, INC.
CONTROL TRANSFORMER, INC.
EP CLEVELAND HOLDINGS, INC.
PARK-OHIO FORGED & MACHINED PRODUCTS LLC
PRECISION MACHINING CONNECTION LLC
SUPPLY TECHNOLOGIES LLC
SUPPLY TECHNOLOGIES
PROCUREMENT COMPANY, INC.

By:	/s/ Robert D. Vilsack
Name:	Robert D. Vilsack
Title:	Vice President and Secretary

LEWIS & PARK SCREW & BOLT COMPANY
PHARMACEUTICAL LOGISTICS, INC.
PHARMACY WHOLESALE LOGISTICS, INC.
P-O REALTY LLC
RED BIRD, INC.
WB&R ACQUISITION COMPANY, INC.

By:	/s/ Robert D. Vilsack
Name:	Robert D. Vilsack
Title:	Vice President and Secretary

AUTOFORM TOOL & MANUFACTURING, LLC

By:	/s/ Robert D. Vilsack
Name:	Robert D. Vilsack
Title:	Vice President and Secretary

GENERAL ALUMINUM MGF. COMPANY SUMMERSPACE, INC.

By:	/s/ Robert D. Vilsack
Name:	Robert D. Vilsack
Title:	Vice President and Secretary

BLUE FALCON TRAVEL, INC.

By:	/s/ Robert D. Vilsack
Name:	Robert D. Vilsack
Title:	Vice President and Secretary

POVI L.L.C.

By:

PARK-OHIO INDUSTRIES, INC. its sole member

By:	/s/ Robert D. Vilsack
Name:	Robert D. Vilsack
Title:	Vice President and Secretary

ATBD, INC.

By:	/s/ Robert D. Vilsack
Name:	Robert D. Vilsack
Title:	Vice President and Secretary

ELASTOMEROS TECNICOS MOLDEADOS, INC.

By:	/s/ Robert D. Vilsack
Name:	Robert D. Vilsack
Title:	Vice President and Secretary

EP REALTY HOLDINGS, INC. FLUID ROUTING SOLUTIONS, LLC

By:	/s/ Robert D. Vilsack
Name:	Robert D. Vilsack
Title:	Vice President and Secretary

FECO, INC.
TOCCO, INC.

By:	/s/ Robert D. Vilsack
Name:	Robert D. Vilsack
Title:	Vice President and Secretary

INDUCTION MANAGEMENT SERVICES, LLC

By:	/s/ Robert D. Vilsack
Name:	Robert D. Vilsack
Title:	Vice President and Secretary

APOLLO AEROSPACE COMPONENTS LLC
INTEGRATED HOLDING COMPANY
INTEGRATED LOGISTICS HOLDING COMPANY
INTEGRATED LOGISTICS SOLUTIONS, INC.
ST HOLDING CORP.
STMX, INC.

By:	/s/ Robert D. Vilsack
Name:	Robert D. Vilsack
Title:	Vice President and Secretary

SNOW DRAGON LLC

By:	/s/ Robert D. Vilsack
Name:	Robert D. Vilsack
Title:	Vice President and Secretary

RB&W MANUFACTURING LLC

By:	/s/ Robert D. Vilsack
Name:	Robert D. Vilsack
Title:	Vice President and Secretary

THE CLANCY BING COMPANY

By:	/s/ Robert D. Vilsack
Name:	Robert D. Vilsack
Title:	Vice President and Secretary

GATEWAY INDUSTRIAL SUPPLY LLC

By:	/s/ Robert D. Vilsack
Name:	Robert D. Vilsack
Title:	Vice President and Secretary

PARK OHIO PRODUCTS, INC.

By:	/s/ Robert D. Vilsack
Name:	Robert D. Vilsack
Title:	Vice President and Secretary

TW MANUFACTURING CO.

By:	/s/ Robert D. Vilsack
Name:	Robert D. Vilsack
Title:	Vice President and Secretary

RB&W LTD.

By:	RB&W Manufacturing Co.
its sole member

By:
Name:	Robert D. Vilsack
Title:	Vice President and Secretary

THE AJAX MANUFACTURING COMPANY

By:	/s/ Robert D. Vilsack
Name:	Robert D. Vilsack
Title:	Vice President and Secretary

cc:	Michael J. Solecki, Esq. (Jones Day)